FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              ---------------------------
                                     1934
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                                 April 8, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  [x]              Form 40-F __

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes __                      No [x]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.
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                                                         Total Pages: 2

8 April 2002
The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP



Dear Sirs,

The Company has been informed today that Peter Hooley, a director of Smith & Nephew plc, acquired 90,000 ordinary shares of 12 2/9p each through the exercise of executive share options at an exercise price of 168p per share. 37,242 shares were subsequently sold at 407.75p to fund the subscription cost of the 90,000 share options.

Additionally on 5 April 2002, Mrs Marianne Hooley, wife of Peter Hooley, sold 2,500 ordinary shares at 410.6p per share, and today Peter Hooley purchased 2,500 ordinary shares at 409.5p per share.

Peter Hooley now has an interest in 111,547 ordinary shares representing 0.012% of the issued ordinary share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary